SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               Motient Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    619908304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     14,371,317

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     14,371,317

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,371,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     14,371,317

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     14,371,317

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,371,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     14,371,317

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     14,371,317

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,371,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,843,181

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,843,181

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,843,181

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 420877201
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,843,181

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,843,181

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,843,181

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,843,181

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,843,181

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,843,181

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 420877201
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,214,498

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,214,498

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,214,498

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,214,498

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,214,498

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,214,498

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,214,498

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,214,498

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,214,498

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     19,214,498

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     19,214,498

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,214,498

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------------------

As of March 7, 2007, Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC and HMC - New York, Inc. are being added to this Schedule 13D, Amendment No. 1 due to the fact that each of these entities is now the beneficial owner of more than 5% of the Shares of the Issuer.

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

     Motient Corporation (the "Issuer"), Common Stock, $0.01 par value (the "Shares")

     The address of the issuer is 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Harbinger Capital Partners Special Situations Fund, L.P. ("Special Situations Fund"), Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC. HMC wholly owns the Special Situations Fund's general partner (each of the Master Fund, Harbinger Management, HMC Investors, Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert and Michael
D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 14,371,317 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 14,371,317 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 14,371,317 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 4,843,181 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 4,843,181 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 4,843,181 Shares.

As of the date hereof HMC may be deemed to beneficially own 19,214,498 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 19,214,498 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 19,214,498 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 19,214,498 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 14,371,317 Shares, constituting 17.0% of the Shares of the Issuer, based upon 84,531,099* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,371,317 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,371,317 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 14,371,317 Shares, constituting 17.0% of the Shares of the Issuer, based upon 84,531,099* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,371,317 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,371,317 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 14,371,317 Shares, constituting 17.0% of the Shares of the Issuer, based upon 84,531,099* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,371,317 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,371,317 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 4,843,181 Shares, constituting 5.9% of the Shares of the Issuer, based upon 82,244,383 Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,843,181 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,843,181 Shares. The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 4,843,181 Shares, constituting 5.9% of the Shares of the Issuer, based upon 82,244,383 Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,843,181 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,843,181 Shares. HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 4,843,181 Shares, constituting 5.9% of the Shares of the Issuer, based upon 82,244,383 Shares outstanding as of the date of this filing.

----------
* The number of outstanding shares is based on the 81,574,213 shares believed to be outstanding as of March 8, 2007, adjusted for warrants and/or convertible preferred stock held by the Reporting Persons.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,843,181 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,843,181 Shares. HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 19,214,498 Shares, constituting 22.6% of the Shares of the Issuer, based upon 85,201,269* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,214,498 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,214,498 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 19,214,498 Shares, constituting 22.6% of the Shares of the Issuer, based upon 85,201,269* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,214,498 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,214,498 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 19,214,498 Shares, constituting 22.6% of the Shares of the Issuer, based upon 85,201,269* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,214,498 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,214,498 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 19,214,498 Shares, constituting 22.6% of the Shares of the Issuer, based upon 85,201,269* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,214,498 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,214,498 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 7, 2007, the Issuer, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Stanfield Offshore Leveraged Assets, Ltd. entered into a Registration Rights Agreement pursuant to which Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Stanfield Offshore Leveraged Assets, Ltd. will be entitled to certain registration rights with respect to the Shares held by them as of the date of the Agreement. The Registration Rights Agreement is incorporated by reference in this Schedule 13D as Exhibit C, and reference is made to that Exhibit for the terms of the Agreement.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Registration Rights Agreement

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    ---------------------------

/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce


March 7, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated March 8, 2007 relating to the Common Stock, $0.01 par value of Motient Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ---------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ---------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    ---------------------------

/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce


March 8, 2007

                                                                       Exhibit B

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                          Transactions in Common Stock

  Date of                          Number of Shares
Transaction                        Purchase/(Sold)            Price of Shares
-----------                        ---------------            ---------------

   1/9/07                               46,665                      8.77
   1/9/07                              100,000                      8.80
  1/10/07                               73,335                      8.83
  1/10/07                               54,665                      8.87
  1/11/07                               86,665                      8.81
  1/12/07                              552,665                      8.81
  1/16/07                              333,335                      8.55
  1/17/07                              411,665                      8.52
  1/18/07                                6,665                      9.00
  2/14/07                              101,000                      8.01
  2/16/07                              200,000                      8.05
  2/20/07                            1,343,013                      8.01
   3/7/07                              959,715                      8.15
   3/7/07                              419,799                      7.50
   3/7/07                                5,000                      8.00

                           Transactions in Preferred Stock

   3/7/07                                2,000                       785


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                         Transactions in Common Stock


  Date of                          Number of Shares
Transaction                        Purchase/(Sold)            Price of Shares
-----------                        ---------------            ---------------

   1/9/07                               23,335                      8.77
   1/9/07                               50,000                      8.80
  1/10/07                               36,665                      8.83
  1/10/07                               27,335                      8.87
  1/11/07                               43,335                      8.81
  1/12/07                              276,335                      8.81
  1/16/07                              166,665                      8.55
  1/17/07                              205,835                      8.52
  1/18/07                                3,335                      9.00
  2/20/07                              656,987                      8.01
  3/6/2007                              65,000                      8.02
   3/6/07                               20,000                      8.02
   3/7/07                            1,540,285                      8.15
   3/7/07                              419,799                      7.50
   3/7/07                                5,000                      8.00

                                                                       Exhibit C

                          REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of March 7, 2007, is by and between (i) Harbinger Capital Partners Master Fund I, Ltd. ("HCP"), Harbinger Capital Partners Special Situations Fund, L.P. ("SSF") and Stanfield Offshore Leveraged Assets, Ltd. ("Stanfield," and together with HCP and SSF, the "Holders")), and (ii) Motient Corporation, a Delaware corporation ("Motient"). Certain capitalized terms used herein are defined in Section 7.

                                    RECITALS:

     WHEREAS, BCE, Inc. ("BCE") and Motient have entered into an Exchange Agreement, dated as of the date hereof (the "BCE Exchange Agreement"), that provides, subject to the terms and conditions thereof, for the purchase by Motient of 100% of the shares of common stock of TerreStar Networks, Inc. and TerreStar Networks Bermuda Ltd. held directly by BCE (the "BCE Exchange");

     WHEREAS, as part of the consideration to be paid in the BCE Exchange, Motient will issue an aggregate of 9,031,213 shares Covered Shares of its common stock, par value $0.01 per share ("Common Shares"), to BCE;

     WHEREAS, the Holders currently own securities issued by Motient, and plan to acquire 4,500,000 of the 9,031,213 Common Shares to be issued to BCE by Motient (collectively, the "Covered Shares"), as follows:

                                             HCP         SSF         Stanfield
                                             ---         ---         ---------

Common Shares                           10,454,716     2,632,726     4,042,700
Common Shares issuable upon
conversion of Preferred Stock            2,955,000       670,170     1,710,171
Common Shares issuable upon
exercise of warrants                         1,886             0             0
Common Shares to be acquired from BCE      959,715     1,540,285     2,000,000
TOTAL                                   14,371,317     4,843,181     7,752,871

     WHEREAS, in connection with its consummation of the transactions contemplated by the BCE Exchange Agreement, BCE desires to sell a portion of the Common Shares to be received in the BCE Exchange to the Holders, and the Holders are willing to purchase a portion of such shares on the condition that they receive registration rights from Motient with respect to the Covered Shares; and

     WHEREAS, in order to induce the Holders to acquire a portion of the shares to be issued in the BCE Exchange, and thereby to induce BCE to consummate the transactions under the BCE Exchange Agreement, Motient has agreed to provide certain registration rights to the Holders on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

               SECTION 1. REGISTRATION UNDER THE SECURITIES ACT.

     1.1  Registration.

          (a) Each of the parties to this Agreement shall cooperate, and Motient shall file with the Securities and Exchange Commission (the "SEC") as soon as practicable following the date hereof, a registration statement on Form S-3 for the purpose of registering the resale of all Covered Shares under the Securities Act by the Holders in an offering to be made on a continuous basis pursuant to Rule 415, (the "Resale Registration Statement"). Motient hereby represents that it is eligible to file a registration statement on Form S-3, and covenants that it will maintain that eligibility to utilize Form S-3 for so long as it is obliged to keep the Resale Registration Statement effective under section 1.1(b) below. Motient will cause the Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Motient shall use its commercially reasonable efforts, and the Holders will cooperate with Motient, to have the Resale Registration Statement declared effective by the SEC as promptly as practicable.

          (b) Motient shall keep the Resale Registration Statement effective (including through the filing of any required post-effective amendments) until the earlier to occur of (i) such time as the Holders have sold all of the Covered Shares registered thereunder or (ii) the later of (A) 90 days after HCP and its affiliates cease to be affiliates of Motient for purposes of Rule 144 under the Securities Act and (B) the second year anniversary of the closing of the transactions contemplated by the BCE Exchange Agreement; provided, that such date shall be extended by the amount of time of any period during which the Holders may not use the Resale Registration Statement as the result of the occurrence of an event described in Section 1.2(e) (ii), (iii) or (iv), or
Section 2.1 below. Thereafter, Motient shall be entitled to withdraw the Resale Registration Statement and, upon such withdrawal, the Holders shall have no further right to sell any of the Covered Shares pursuant to the Resale Registration Statement (or any prospectus forming a part thereof).

     1.2 Registration Procedures. Subject to the terms and conditions hereof, Motient shall use its commercially reasonable efforts to effect the registration and the disposition of the Covered Shares in accordance with the intended method of disposition thereof, and pursuant thereto Motient shall as expeditiously as practicable:

     (a) promptly prepare and file with the SEC the Resale Registration Statement with respect to the Covered Shares (and any amendments, including any post-effective amendments or supplements to the Resale Registration Statement and prospectus included therein Motient deems to be necessary) and use its commercially reasonable efforts to cause the Resale Registration Statement to become effective and to comply with the provisions of the Securities Act applicable to it; provided, that before filing the Resale Registration Statement or prospectus or any amendments or supplements thereto, Motient shall furnish to counsel for the Holders copies of all such documents proposed to be filed, including documents incorporated by reference in the Resale Registration Statement and, if requested by the Holders, the exhibits incorporated by reference so as to provide the Holders and their counsel a reasonable opportunity to review and comment on such documents, and Motient (i) will make such changes and additions thereto as reasonably requested by counsel to the Holders prior to filing the Resale Registration Statement or amendment thereto or any prospectus or any supplement thereto and (ii) if any of the Holders is an underwriter or controlling person of Motient, will include therein material relating to the Holders or the plan of distribution for the Covered Shares registered thereunder, furnished to Motient in writing, which, in the reasonable judgment of the Holders, should be included;

     (b) furnish to the Holders such number of copies of the Resale Registration Statement, each amendment and supplement thereto, the prospectus included in the Resale Registration Statement and such other documents as the Holders may reasonably request in order to facilitate the disposition of the Covered Shares registered thereunder; provided, however, that Motient shall have no obligation to furnish copies of a final prospectus if the conditions of Rule 172(c) under the Securities Act are satisfied by Motient;

     (c) prepare and file with the SEC such amendments and supplements to the Resale Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Resale Registration Statement effective for the time period as specified in Section 1.1 in order to complete the disposition of the Covered Shares covered by the Resale Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all Covered Shares during such period in accordance with the intended methods of disposition thereof as set forth in the Resale Registration Statement, including without limitation identification of the permitted transferees of the Holders;

     (d) use its commercially reasonable efforts to register or qualify the Covered Shares under such other securities or blue sky laws of such jurisdictions as the Holders reasonably request and do any and all other acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition of the Covered Shares in such jurisdictions (provided that Motient shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

     (e) notify the Holders, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, (i) when the Resale Registration Statement or any post-effective amendment has become effective under the Securities Act, (ii) of any written request by the SEC for amendments or supplements to the Resale Registration Statement or prospectus, (iii) of the happening of any event as a result of which the prospectus included in the Resale Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (whereupon the Holders shall immediately cease any offers, sales or other distribution of Covered Shares registered thereunder), and, subject to 1.3(c), Motient shall promptly prepare a supplement or amendment to such prospectus so that, as thereafter used by the Holders for the resale of Covered Shares, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iv) of the issuance of any stop order suspending the effectiveness of the Resale Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any of the Covered Shares included in the Resale Registration Statement for sale or distribution in any jurisdiction;

     (f) in the event of the issuance of any stop order suspending the effectiveness of the Resale Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Covered Shares included in the Resale Registration Statement for sale or distribution in any jurisdiction, Motient shall use its commercially reasonable efforts promptly to obtain the withdrawal of such order and shall prepare and file an amended or supplemented prospectus, if required;

     (g) provide a transfer agent and registrar for all Covered Shares not later than the effective date of the Resale Registration Statement;

     (h) use its commercially reasonable efforts to cause the Covered Shares covered by the Resale Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Holders to complete the disposition of the Covered Shares covered by such registration statement and comply with the provisions of the Securities Act with respect to the disposition of all Covered Shares covered by the Resale Registration Statement during such period in accordance with the intended methods of disposition by the Holders thereof set forth in the Resale Registration Statement;

     (i) make available for inspection by the Holders, any underwriter participating in any disposition pursuant to the Resale Registration Statement on behalf of the Holders, and any attorney, accountant or other agent retained by the Holders or underwriter, all financial and other records, pertinent corporate documents and properties of Motient, and cause Motient's officers, managers, employees and independent accountants to supply all information reasonably requested by Motient or any underwriter, attorney, accountant or agent in connection with the Resale Registration Statement; and

     (j) make generally available to its stockholders a consolidated earnings statement (which need not be audited) for the 12 months beginning after the effective date of such registration statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earning statement under
          Section 11(a) of the Securities Act.

     1.3  Other Procedural Matters.

     (a) SEC Correspondence. Motient shall make available to the Holders promptly after the same is prepared and publicly distributed, filed with the SEC, or received by Motient, one copy of the Resale Registration Statement and any amendment thereto, each preliminary prospectus and each amendment or supplement thereto, each letter written by or on behalf of Motient to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to the Resale Registration Statement. Motient will promptly respond to any and all comments received from the SEC, with a view towards causing the Resale Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that the Resale Registration Statement or any amendment thereto will not be subject to review.

     (b) Motient may require the Holders to furnish to Motient any other information regarding the Holders and the disposition of Covered Shares, including without limitation the plan of distribution of the Covered Shares, as Motient reasonably determines is required to be included in the Resale Registration Statement.

     (c) Each of the Holders agrees that, upon notice from Motient of the happening of any event as a result of which the prospectus included in the Resale Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a "Suspension Notice"), the Holders will forthwith discontinue disposition of Covered Shares pursuant to the Resale Registration Statement until the Holders are advised in writing by Motient that the use of the prospectus may be resumed and are furnished with a supplemented or amended prospectus as contemplated by Section 1.2 hereof; provided, however, that such postponement of sales of Covered Shares by the Holders shall not in any event exceed (i) twenty (20) consecutive days or (ii) forty-five
          (45) days in the aggregate in any 12 month period. If Motient shall give the Holders any Suspension Notice or impose a Lockup Period (as defined below), Motient shall extend the period of time during which Motient is required to maintain the Resale Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such Suspension Notice to and including the date the Holders either are advised by Motient that the use of the prospectus may be resumed or by the Lockup Period, as applicable. In any event, Motient shall not be entitled to deliver more than a total of three (3) Suspension Notices in any 12 month period.

     (d) Neither Motient nor the Holders shall permit any officer, manager, underwriter, broker or any other person acting on behalf of Motient or the Holders to use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the Resale Registration Statement filed pursuant to this Agreement without the prior written consent of Motient, the Holders and any underwriter.

     1.4  Expenses.

     (a) Registration Expenses. All Registration Expenses shall be borne by Motient.

     (b) Selling Expenses. All expenses incident to the Holders' performance of or compliance with this Agreement, including, without limitation, all fees and expenses of counsel for the Holders, fees and expenses of the Holders' transfer agent, and any broker or dealer discounts or commissions attributable to the disposition of Covered Shares shall be borne solely by the Holders.

     SECTION 2. LOCKUP AGREEMENT.

     2.1 Lockup. Each of the Holders hereby agrees, beginning 60 days (extended for any period during a Suspension Notice during the first 60 days) following the Closing Date (as defined in the BCE Exchange Agreement), to not effect any public sale or distribution (including any sales pursuant to Rule 144) of equity securities of Motient, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90-day period beginning on the effective date of any primary underwritten registered public offering of equity securities of Motient or securities convertible or exchangeable into or exercisable for equity securities of Motient (except as part of such underwritten registration), unless the underwriters managing such registered public offering otherwise consent in writing, and the Holders will deliver an undertaking to the managing underwriters (if requested) consistent with this covenant (in each case, a "Lockup Period"). Notwithstanding the foregoing, the Holders shall not be obligated to comply with the provisions of this Section 2.1, (i) more than two times in any 12-month period, and (ii) unless all officers and directors of Motient, and holders of more than 6% of the total combined voting power of all Common Shares then outstanding are also subject to a Lockup Period on the same terms as the Holders. Notwithstanding the foregoing, this Section 2.1 shall not apply to any Holder (or transferee of any such Holder in accordance with Section 5.1 hereof) who does not own or have the right to acquire or vote with respect to Common Shares consisting of, in the aggregate, more than six percent (6%) of the total combined voting power of all Common Shares then outstanding. Solely for purposes of calculating the six percent (6%) in the preceding sentence, each Holder shall be considered individually and not in the aggregate with its permitted transferees.

                          SECTION 3. INDEMNIFICATION.

     3.1 Indemnification by Motient. Motient agrees to indemnify, to the extent permitted by law, the Holders, their officers, directors, employees and Affiliates and each Person who controls the Holders (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, and expenses caused by any untrue or alleged untrue statement of material fact contained in the Resale Registration Statement or any prospectus forming a part of the Resale Registration Statement or any "issuer free writing prospectus" (as defined in Securities Act Rule 433), or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or any violation or alleged violation by Motient of the Securities Act, the Exchange Act or applicable "blue sky" laws, except that Motient shall not be liable to any Holder pursuant to this Section
3.1 insofar as the same are made in reliance and in conformity with any information furnished in writing to Motient by such Holder expressly for use therein or by the failure of such Holder to deliver a copy of such registration statement or prospectus or any amendments or supplements thereto as required by law after Motient has furnished such Holder with a sufficient number of copies of the same.

     3.2 Indemnification by the Holders. In connection with the Resale Registration Statement in which the Holders are participating, each Holder shall furnish to Motient in writing such information as Motient reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify Motient, its directors, officers, employees and Affiliates, and each Person who controls Motient (within the meaning of the Securities Act), against any losses, claims, damages, liabilities, and expenses resulting from any untrue or alleged untrue statement of material fact contained in the Resale Registration Statement, the prospectus or preliminary prospectus forming a part of the Resale Registration Statement or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only to the extent that any information so furnished in writing by such Holder contains such untrue statement or omits a material fact required to be stated therein necessary to make the statements therein not misleading; provided, however, that any such obligation of each Holder to indemnify Motient hereunder shall be limited to the net proceeds to such Holder from the sale of the Covered Shares pursuant to the Resale Registration Statement in the case of the Resale Registration Statement.

     3.3 Indemnification Procedures. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

     3.4 Investigation; Contribution. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, or controlling Person of such indemnified party and shall survive the transfer of securities. If the indemnification provided under Section 3.1 or
Section 3.2 of this Agreement is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of each Holder for contribution pursuant to this
Section 3.4 be greater than the amount for which such Holder would have been liable pursuant to Section 3.2 had indemnification been available and enforceable.

                       SECTION 4. RULE 144 TRANSACTIONS.

     4.1 Undertaking to File Reports and Cooperate in Rule 144 Transactions. For as long as the Holders continue to hold any Covered Shares, Motient shall use its commercially reasonable efforts to file with the SEC, on a timely basis, all annual, quarterly and other periodic reports required to be filed by it under Sections 13 and 15(d) of the Exchange Act, and the rules and regulations thereunder, and to otherwise maintain its eligibility to utilize Form S-3 ; provided, however, that the foregoing shall not be construed to require Motient to prepare and file periodic reports if it is not required to do so under the Exchange Act. In the event of any proposed sale by any Holder of Covered Shares pursuant to Rule 144 under the Securities Act or otherwise as provided herein, which sale is to be made in accordance with the terms of Section 5.1(b) hereof, Motient shall use its commercially reasonable efforts to cooperate with such Holder so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of the transfer agent of Motient, and the reasonable requirements of the broker through which the sales are proposed to be executed, and shall, upon written request, furnish unlegended certificates representing ownership of Covered Shares sold thereby, such certificates to be furnished in such numbers and denominations as such Holder may reasonably request.

                      SECTION 5. RESTRICTIONS ON TRANSFER.

     5.1 Permitted Transfers. With respect only to the Common Shares to be acquired from BCE (which are to be issued by Motient in an unregistered transaction) (the ""BCE Shares"), each of the Holders hereby agrees that, until it has disposed of all of the BCE Shares, it will not, directly or indirectly, without the prior written consent of Motient, sell, distribute, transfer or otherwise dispose (in each case, a "Disposition") of any BCE Shares, except:

     (a)  sales of BCE Shares pursuant to the Resale Registration Statement; or

     (b)  sales of BCE Shares pursuant to Rule 144 under the Securities Act; or

     (c) sales or transfers of BCE Shares to any Person or group of related Persons who would immediately thereafter not own or have the right to acquire or vote with respect to Common Shares consisting of, in the aggregate, more than five percent (5%) (with each Person, other than Affiliates of the transferring Holder, considered individually and not in the aggregate with the other transferees) of the total combined voting power of all Common Shares then outstanding; provided, however, that in each such case, the transferee shall receive and hold such BCE Shares subject to, and the transferee and all of the transferees' Affiliates shall agree to be bound by, all the terms of this Agreement, which terms shall also inure to the benefit of such transferees, and there shall be no further transfer of such BCE Shares, except in accordance with the provisions of this Section 5.1; or

     (d) a bona fide pledge of or the granting of a security interest in the BCE Shares to an institutional lender for money borrowed, provided that such lender acknowledges in writing that it has received a copy of this Agreement and agrees, upon its becoming the owner of, or obtaining dispositive authority with respect to or in connection with any disposition of, any such BCE Shares, to be bound by the provisions of this Agreement in connection with any right it may have to dispose of any such BCE Shares (and, upon agreeing so to be bound, the provisions of this Agreement shall inure to the benefit of such party); or

     (e) sales or transfers of BCE Shares pursuant to a tender or exchange offer; or

     (f) dispositions of BCE Shares by any Holder to any wholly owned subsidiary of such Holder or to a successor corporation of such Holder or to an Affiliate of such Holder; provided, however, that in each such case, the transferee shall receive and hold such BCE Shares subject to, and the transferee and all of the transferees' Affiliates shall agree to be bound by, all the terms of this Agreement, which terms shall also inure to the benefit of such transferees, and there shall be no further transfer of such BCE Shares, except in accordance with the provisions of this Section 5.1; or

     (g) dispositions pursuant to any merger, consolidation, reorganization or recapitalization to which Motient is a party or in connection with any reclassification of Common Shares; or

          provided, that (i) in the event that any Holder seeks to effect a Disposition of any BCE Shares pursuant to clauses (b), (c) or (f) of this Section 5.1, such Disposition is made in compliance with applicable securities laws, and (ii) prior to any Disposition pursuant to clause (b), if requested by Motient's transfer agent (other than with respect to sales of BCE Shares pursuant to Rule 144(k) under the Securities Act), or in any Disposition pursuant to clauses (c) or (f), such Holder shall have delivered to Motient an opinion of counsel stating that such Disposition (A) is permitted by this Agreement and
          (B) does not require registration under the Securities Act.

                        SECTION 6. INTENTIONALLY OMITTED

                            SECTION 7. DEFINITIONS.

     "Affiliate" means, with respect to any specified Person, any other Person that, directly or indirectly or through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any successor statute.

     "Holders" means HCP, SSF and Stanfield and any of its permitted transferees pursuant to Section 5.1(c) or (f).

     "Person" means any individual, firm, partnership, corporation, trust, joint venture, limited liability company, association, joint stock company, unincorporated organization, or any other entity or organization, including a governmental entity or any department, agency, or political subdivision thereof.

     "Registration Expenses" means all expenses incident to Motient's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, fees with respect to filings required to be made with the NASD, printing expenses, messenger and delivery and mailing expenses, fees and disbursements of custodians, and fees and disbursements of counsel for Motient and all independent certified public accountants retained by Motient and other Persons retained by Motient.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any successor statute.

                           SECTION 8. MISCELLANEOUS.

     8.1  Legends and Stop Transfer Orders.

          (a) Each of the Holders hereby agrees that all certificates representing BCE Shares shall have the following legend (or other legend to the same effect): "The shares represented by this certificate are subject to restrictions on transfer and other restrictions pursuant to the provisions of a Registration Rights Agreement, dated [ ], 200[ ], between Motient Corporation and the Holders named therein, a copy of which is on file at the office of the corporate secretary of the Holders."

          (b) Each of the Holders hereby agrees to the entry of stop transfer orders with the transfer agent and registrar of the BCE Shares against the transfer (other than in compliance with this Agreement) of legended securities held by the Holders (or its permitted transferees under Section 5.1(c) or (f) hereof).

          (c) Motient agrees to remove any stop transfer orders provided in paragraph (b) above in sufficient time to permit any party to make any transfer permitted by the terms of this Agreement.

     8.2  Consolidation or Merger of Motient.

          For as long as the Holders continue to hold any Covered Shares, if any of the following events (collectively, a "Motient Change of Control") occurs, namely:

          (a) any reclassification or exchange of the outstanding Common Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination);

          (b) any merger, consolidation, statutory share exchange or combination of Motient with another corporation as a result of which holders of Common Shares shall be entitled to receive stock or other securities with respect to or in exchange for such Common Shares; or

          (c) any sale or conveyance of the properties and assets of Motient as, or substantially as, an entirety to any other corporation as a result of which holders of Common Shares shall be entitled to receive stock or other securities with respect to or in exchange for such Common Shares; Motient shall enter into, or Motient shall cause the successor or purchasing corporation to enter into, as the case may be, an agreement with the Holders that provides the Holders with substantially similar rights as provided in this Agreement with respect to the stock or other securities to be issued in the Motient Change of Control transaction with respect to or in exchange for the Covered Shares.

     8.3 Specific Performance. The parties hereto acknowledge and agree that in the event of any breach of this Agreement, the non-breaching parties would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto shall and do hereby waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any action instituted hereunder.

     8.4 Amendments and Waivers. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. No modification, amendment, or waiver of any provision of this Agreement shall be effective against the Holders or Motient except by a written agreement signed by the Holders holding Covered Shares and Motient.

     8.5 Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not including, without limitation, any Person which is the successor to the Holders or Motient.

     8.6 Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign federal, state, county, or local government or any other governmental, regulatory, or administrative agency or authority to be invalid, void, unenforceable, or against public policy for any reason, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

     8.7 Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     8.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     8.9 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

     8.10 GOVERNING LAW; CONSENT OF EXCLUSIVE JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT AND THE VALIDITY AND PERFORMANCE OF THE TERMS HEREOF SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OR CHOICE OF LAW. THE PARTIES HERETO HEREBY AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING DIRECTLY OR INDIRECTLY FROM OR IN CONNECTION WITH THIS AGREEMENT SHALL BE LITIGATED ONLY IN THE STATE OR FEDERAL COURTS LOCATED IN MANHATTAN IN THE STATE OF NEW YORK. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HERETO CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE FOREGOING COURTS AND CONSENT THAT ANY PROCESS OR NOTICE OF MOTION OR OTHER APPLICATION TO EITHER OF SAID COURTS OR A JUDGE THEREOF MAY BE SERVED INSIDE OR OUTSIDE THE STATE OF NEW YORK BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO SUCH PARTY AT ITS ADDRESS SET FORTH IN THIS AGREEMENT (AND SERVICE SO MADE SHALL BE DEEMED COMPLETE FIVE
(5) DAYS AFTER THE SAME HAS BEEN POSTED AS AFORESAID) OR BY PERSONAL SERVICE OR IN SUCH OTHER MANNER AS MAY BE PERMISSIBLE UNDER THE RULES OF SAID COURTS. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT.

     8.11 Notices. Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be given in writing and shall be deemed given three business days after the date sent by certified or registered mail (return receipt requested), one business day after the date sent by overnight courier or on the date given by telecopy (with confirmation of receipt) or delivered by hand, to the party to whom such correspondence is required or permitted to be given hereunder.

          To HCP and SSF:

          Harbinger Capital Partners Master Fund I., Ltd
          c/o HMC - New York, Inc.
          555 Madison Avenue, Suite 1600
          New York, New York, 10022
          Attn:  Investment Counsel

          To Motient:

          Motient Corporation
          300 Knightsbridge Parkway
          Lincolnshire Parkway
          Lincolnshire, IL 60069
          Facsimile: (847) 478-4810
          Attention:  General Counsel

          with a copy (which shall not constitute notice) to:

          Andrews Kurth LLP
          600 Travis Street, Suite 4200
          Houston, Texas 77002
          Facsimile: (713) 220-4285
          Attention:  Mark Young

     IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement on the day and year first above written.


                                       MOTIENT CORPORATION


                                       By: /s/ Jeffrey W. Epstein
                                           ------------------------------
                                           Name:  Jeffrey W. Epstein
                                           Title: General Counsel and Secretary


                                       Harbinger Capital Partners Master
                                       Fund I., Ltd

                                       By: Harbinger Capital Partners Offshore
                                           Manager, LLC,
                                           Investment Manager


                                       By: /s/ Philip A. Falcone
                                           ------------------------------
                                           Name:  Philip A. Falcone
                                           Title: Vice President



                                       Harbinger Capital Partners Special
                                       Situations Fund, L.P.

                                       By: Harbinger Capital Partners Special
                                           Situations GP, LLC,
                                           General Partner


                                       By: /s/ Philip A. Falcone
                                           ------------------------------
                                           Name:  Philip A. Falcone
                                           Title: Vice President


                                       Stanfield Offshore Leveraged Assets, Ltd.

                                       By: Stanfield Capital Partners LLC,
                                           Investment Manager


                                       By: /s/ Chris Pucillo
                                           ------------------------------
                                           Name:  Chris Pucillo
                                           Title: Partner


                [Signature Page to Registration Rights Agreement]

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